BB 3/11

A/S 3/20

SECURITIES AND EXCHANGE COMMISSION

06004069

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loomis Sayles Distributors, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston, Massachusetts 02111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

125 High Street, Boston, MA 02110
(Address) (City) (State) (Zip Code)

PROCESSED MAY 18 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Sherba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loomis, Sayles Distributors, L.P., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEBORAH R. FORNACIARI
MY COMMISSION EXPIRES APRIL 29, 2011
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

<u>LOOMIS SAYLES DISTRIBUTORS, L.P.</u>
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)
(SEC File Number 8-49575)

FINANCIAL STATEMENTS

For the year ended
DECEMBER 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Partners of Loomis Sayles Distributors, L.P. (a wholly-owned subsidiary of Loomis, Sayles & Company, L.P.)

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of Loomis Sayles Distributors, L.P. (the "Partnership") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2006

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 192,536
Investment in money market fund	862,401
Investment in Loomis Sayles affiliated mutual funds, at market value (cost $1,278,175)	1,235,944
Accounts receivable from affiliates	841
Total assets	$ 2,291,722
Liabilities and Partners' Capital	
Accounts payable and accrued expenses	$ 633,294
Total liabilities	633,294
Partners' capital	
Limited partner	1,641,844
General partner	16,584
Total partners' capital	1,658,428
Total liabilities and partners' capital	$ 2,291,722

The accompanying notes are an integral
part of these financial statements.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Operations
For the year ended
December 31, 2005

Income	
Fee income from affiliates	$ 2,773,717
Dividend income	86,857
Total revenue	2,860,574
Expenses	
Distribution expenses	2,370,955
Professional fees	18,183
Job-related training	25
Unrealized loss on investments	43,193
Miscellaneous taxes & registration fees	112,914
Total expenses	2,545,270
Net Income	$ 315,304

The accompanying notes are an integral
part of these financial statements.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Changes in Partners' Capital
For the year ended December 31, 2005

	Limited Partner	General Partner	Total
Balance, December 31, 2004	$2,612,859	$26,392	$2,639,251
Net income year ended December 31, 2005	312,151	3,153	315,304
Capital distributions to Partners	(1,283,166)	(12,961)	(1,296,127)
Balance, December 31, 2005	$1,641,844	$ 16,584	$1,658,428

The accompanying notes are an integral
part of these financial statements.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Cash Flows
For the year ended
December 31, 2005

Cash flows from operating activities:	
Fees received from affiliates	$2,776,066
Cash paid to brokers	(1,549,217)
Cash paid to suppliers and vendors	(701,978)
Net cash (used)/provided by operating activities	524,871
Cash flows from investing activities:	
Investment in money market fund	(862,401)
Investment in Loomis Sayles Mutual funds	(988,330)
Net cash (used)/provided by investing activities	(1,850,731)
Cash flows from financing activities:	
Capital distributions to partners	(1,296,127)
Net cash (used)/provided by financing activities	(1,296,127)
Net decrease in cash	(2,621,987)
Cash balance, beginning of year	2,814,523
Cash balance, end of year	$ 192,536

The accompanying notes are an integral part of these financial statements.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Cash Flows (continued)
Reconciliation of net income to net cash
provided by operating activities
For the year ended
December 31, 2005

Net Income	$ 315,304
Adjustments to net income:	
Decrease in accounts receivable from affiliates	2,349
Increase in accounts payable	164,025
Decrease on unrealized gain on investments	43,193
Total adjustments	209,567
Net cash provided by operating activities	$ 524,871

The accompanying notes are an integral
part of these financial statements.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Notes to the Financial Statements

1. Organization

Loomis Sayles Distributors, L.P. ("LSDLP" or the "Partnership") is the principal distributor for the Loomis Sayles Affiliated Mutual Funds and is registered as a broker-dealer with the Securities and Exchange Commission. LSDLP was organized as a Delaware limited partnership on July 23, 1996. Loomis Sayles Distributors, Inc. ("LSDInc"), a wholly-owned subsidiary of Loomis, Sayles & Company, L.P. ("LSCLP"), is the General Partner and has a 1% ownership interest in LSDLP. LSCLP is also the Limited Partner and has a 99% ownership interest in the Partnership.

2. Significant Accounting Policies

Revenue Recognition
Fee income for administrative and distribution services is earned exclusively on the J class of the Loomis Sayles Investment Grade Bond ("12b-1 revenue"). The revenue is based on a percentage of the funds' average daily net assets and is collected on a monthly basis.

Fee income from the Loomis Sayles Investment Grade Bond Fund, J class ("load fees") is earned by LSDLP based on a percentage of the offering price of the fund's shares at the time of sale.

Income Taxes
No provision for federal income taxes is necessary in the financial statements of LSDLP because, as a partnership, it is not subject to federal income tax and the tax effect of its activities accrues to the partners.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists of bank depository accounts held at national banks, and is stated at cost plus accrued interest, which approximates fair value. Certain amounts held in bank depository accounts are held in excess of federally insured limits.

Notes to the Financial Statements (continued)

Investments

Investments classified as available for sale are principally investments in LSCLP's sponsored mutual funds. These investments are stated at fair value with unrealized gains and losses reported in the statement of income. Realized gains and losses on the sale of these investments are included in income currently and are determined using the specific-identification method.

3. Transactions with Related Parties

LSDLP and LSCLP have an expense sharing agreement whereby LSDLP is responsible for all its direct expenses incurred in pursuit of its business. LSCLP will pay specified LSDLP expenses such as salary and benefits, bonuses, occupancy and equipment, distribution costs, system and telecommunication, professional fees, and other operating expenses. LSDLP has no obligation to reimburse or otherwise compensate LSCLP for payment of these specified expenses, nor will any of these expenses be apportioned back to LSDLP. Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Partnership operated as an unaffiliated entity.

4. Net Capital Requirement

LSDLP is subject to Rule 15c3-1 (Uniform Net Capital Rule) under the Securities and Exchange Act of 1934 whereby required net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness or the minimum standards as defined. At December 31, 2005, LSDLP's net capital, as defined, was $1,529,104, $1,486,884 in excess of its minimum required net capital of $42,220. LSDLP's ratio of aggregate indebtedness to net capital was 0.41 to 1 at December 31, 2005. LSCLP has committed to fund operations in accordance with current funding needs of LSDLP.

LSDLP is exempt from Rule 15c3-3,under paragraph (k)(l). Because of this exemption, LSDLP has not included the schedules "Computation for Determination of Reserve Requirement Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

Notes to the Financial Statements (continued)

5. Investment in Loomis Sayles Affiliated Mutual Funds

The Company's investments in the Loomis Sayles affiliated mutual funds are recorded at market value, in accordance with the securities industry practice, and any changes in the market value of these investments are included in the statement of income. At December 31, 2005, the market value and cost of these investments was $1,235,944 and $1,278,175, respectively.

6. Guarantees

In the normal course of business, the Partnership may enter into contracts and agreements that contain a number of representations and warranties, which provide indemnifications. The maximum exposure to the Partnership under these arrangements is unknown, as this would involve future claims that may be against the Partnership that have not yet occurred.

LOOMIS SAYLES DISTRIBUTORS, L.P.

SUPPLEMENTARY INFORMATION

Pursuant of Rule 17a-5 of the
Securities Exchange Act of 1934
as of December 31, 2005

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

LOOMIS SAYLES DISTRIBUTORS, L.P.

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

Net Capital

Total partners' capital		$1,658,428
Deductions		
Nonallowable assets included in Statement of Financial Condition:		
Accounts receivable from affiliates	841	
Haircut on investment	128,483	
		129,324
Net capital		$1,529,104
Aggregate Indebtedness		$ 633,294

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 42,220
Net capital in excess of requirement	$1,486,884
Excess net capital at 1,000%	$1,465,775
Ratio: Aggregate indebtedness to net capital	0.41 to 1

Statement pursuant to paragraph (d)(4) of Rule 17a-5: There are no material differences between the computation (net capital less 10% of total aggregate indebtedness) of aggregate indebtedness on net capital and that which is included in LSDLP's unaudited, Part IIA, December 31, 2005 FOCUS report and the corresponding computation included in this report as of the same date.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Partners of Loomis Sayles Distributors, L.P. (a wholly-owned subsidiary of Loomis, Sayles & Company, L.P.)

In planning and performing our audit of the financial statements and supplemental schedules of Loomis Sayles Distributors, L.P. (the "Partnership") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

February 23, 2006